File No. 70-9353



               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

               __________________________________

                         AMENDMENT NO. 3
                               TO
                            FORM U-1
               __________________________________


                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
                       AEP RESOURCES, INC.
                    AEP ENERGY SERVICES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

                 Susan Tomasky, General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza Columbus, Ohio 43215


                Jeffrey D. Cross, General Counsel
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



     American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), AEP Energy Services, Inc. ("AEPES") and AEP Resources, Inc. ("Resources"), wholly-owned non-utility subsidiaries of AEP, hereinafter sometimes collectively referred to as "Applicants", hereby amend their Application or Declaration on Form U-1 in File No. 70-9353 as follows:
     1.   By amending and restating Item 1.C:
C.   Summary of Financing Proposals
     As indicated, Applicants wish to have the flexibility to acquire Energy Assets in cash transactions or in transactions in which the seller may wish to receive common stock or other securities of Applicants or may include the assumption of debt of the seller of such Energy Assets, or any combination of the foregoing. A seller of Energy Assets may, for example, wish to arrange a tax-free transaction in which it receives common stock of AEP. From the Applicants' perspective, having the flexibility to arrange a tax-free transaction may lower the seller's overall sales price. Accordingly, in order to provide the maximum flexibility, AEP requests authorization to issue securities in order to finance the purchase of Energy Assets, or the purchase of the securities of companies owning Energy Assets, by Resources, AEPES and subsidiaries of either company, in an aggregate amount not to exceed $800 million, such securities to consist of any combination of (i) shares of common stock of AEP; (ii) borrowings by AEP from banks or other financial institutions under credit lines or otherwise; (iii) guarantees of indebtedness issued by Resources, AEPES or any existing or new, direct or indirect subsidiary of, Resources or AEPES; or (iv) guarantees of securities issued by any existing or new, direct or indirect special purpose financing subsidiary of Applicants organized specifically for the purpose of financing any such acquisition ("Special Purpose Finance Subsidiaries").
     In turn, to the extent not exempt under Rule 52 and/or Rule 45(b), Applicants also propose that Resources, AEPES, any existing or new, direct or indirect subsidiary of Resources, AEPES, as well as any Special Purpose Finance Subsidiary, be authorized to issue debt or equity securities of any type, including guarantees as appropriate, from time to time during the Authorization Period to finance acquisitions of Energy Assets.
     Borrowings would be evidenced by notes having maturities of not greater than fifteen years from the date of issue and an average life of not greater than ten years from the date of issue, and bear interest at either a fixed rate not greater than 300 basis points over the yield to maturity on a U.S. Treasury note having a remaining term approximately equal to the average life of such note, or at a floating rate not greater than 100 basis points over the reference rate (e.g., prime commercial lending rate, LIBOR, etc.) used as the basis for determining such rate. Such notes may include terms that would require the payment of a premium upon prepayment. Such financings in aggregate with any AEP financings for which approval is requested above and any financings performed on an exempt basis under Rule 52 will not exceed the Investment Limitation; i.e., $800 million. Any debt security issued to AEP to evidence loans by AEP will comply with the requirements of Rule 52(b)(2).
     The financing authorization sought herein is in addition to the financing authority of AEP and its subsidiaries as set forth in the orders of the Commission dated May 4, 1998 (HCAR No. 26867).
     2.   By amending and restating Item 5:
     ITEM 5.   PROCEDURE.
     The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. Applicants request that the Commission's Order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. AEP requests that the Commission reserve jurisdiction over the issuance and the sale of AEP's long-term debt and the issuance and sale of long-term debt by any Special Purpose Finance Subsidiary pending completion of the file. Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.
                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER COMPANY, INC.
                    AEP ENERGY SERVICES, INC.
                    AEP RESOURCES, INC.


                    By_/s/ A. A. Pena___________________
                                 Treasurer


Dated:  September 14, 1998